The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

December 23, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
100 F. Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mr. Christian T. Sandoe

Re:	Business Development Corporation of America
File Nos. 333-166636 and 814-00821

Dear Mr. Sandoe:

On behalf of Business Development Corporation of America (the “Fund”) and in response to comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 21, 2010 via teleconference relating to the Fund’s Registration Statement on Form N-2 (File No. 333-166636), we submit this letter containing the Fund’s responses to the Staff’s follow-up comments. For your convenience, we have set forth below the Staff’s comment followed by the Fund’s response in bold.

COMMENTS AND RESPONSES

Follow-up Comments with respect to the Fund’s Response Letter dated November 23, 2010

Comment 1:       We acknowledge the Fund’s response to comment #5; however, the response did not resolve the Staff’s concern regarding the consequences of the delay.  Please explain in more detail in this section the consequences of any delay with respect to investing the use of proceeds in a timely manner.

Response:           In response to the Staff’s comment, the Fund has revised the disclosure under the “Estimated Use of Proceeds” section to more specifically describe the consequences of any delay with respect to investing the use of proceeds.  In particular, the Fund proposes to add the following disclosure in the 3rd paragraph under “Estimated Use of Proceeds” immediately before the risk factor cross reference: “Delays in investing the net proceeds of this offering may impair our performance. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.”

Christian T. Sandoe

In addition, the Fund proposes to replace the first sentence in the fifth paragraph with the following: “Pending such use, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and other short-term securities consistent with our status as a BDC and our election to be taxed as a RIC, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.”

Comment 2:           We acknowledge the Fund’s response to comment #11.  Please provide the name and contact number of the FINRA examiner assigned to the Fund’s filing.

Response:               In response to the Staff’s comment, the Fund respectfully submits that the first and second FINRA examiner assigned to the Fund's filing is Christopher Morley and Eugene Buchanan, respectively.

Comment 3:            We acknowledge the Fund’s response to comment #18; however, the Fund included the disclosure required by Item 18.17 of Form N-2 (regarding the director’s specific experience, skills and/or attributes) as part of the biographical information for each director.  Please make these statements a separate paragraph below each director’s biographical summary.

Response: In response to the Staff’s comment, the Fund has revised the language in this section as requested.

Follow-up Comments with respect to Amendment No. 1 of the Fund’s Registration Statement dated November 23, 2010

Cover Page

Comment 4:             Please add prominent disclosure below the pricing table on the cover page regarding the actual dollar amount of an investor’s subscription amount that will be invested in the Fund.

Response:                 In response to the Staff’s comment, the Fund proposes to replace the language in footnote 2 under the pricing table on the cover page of the Fund’s Registration Statement with the following disclosure:

“(2)                     In addition to the sales load, we estimate that we will incur in connection with this offering approximately $125,000 (approximately 5% of the gross proceeds, assuming gross proceeds of $2.5 million sold at $10.00 per share) if the minimum number of shares is sold and approximately $22.5 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of shares is sold at $10.00 per share. Because you pay a 10% sales load and the Company expects to pay 1.5% in offering expenses (assuming the maximum amount of shares is sold), if you invest $100 in shares in this offering, only $88.50 will actually be invested in the Company.”

Christian T. Sandoe

Comment 5:            Please add disclosure to the 5th paragraph on the cover page regarding the following: (i) the shares are illiquid and it will be unlikely that an investor can resell the shares, (ii) if the investor finds a buyer, the investor will likely incur a loss upon resale of the shares, and (iii) because any repurchase program will be limited, an investor will not be able to obtain liquidity in their investment prior to a liquidity event, which is not likely to occur until, at a minimum, 5-7 years after completion of the offering stage or may not occur at all.

Response:                In response to the Staff’s comment, the Fund proposes to replace the language in the 5th paragraph on the cover page with the following language:

“We do not intend to list the shares on an exchange during the offering period, and we do not expect a secondary market in the shares to develop in the near future. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you may receive less than your purchase price. Therefore, if you purchase shares you will likely have limited ability to sell your shares. We may explore a potential liquidity event between five and seven years following the completion of our offering stage. However, there can be no assurance that we will complete a liquidity event within such time or at all. To provide limited, interim liquidity to our stockholders, our board of directors may implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. This will be the only method available to our stockholders to obtain liquidity that we will offer prior to a liquidity event.  See “Share Repurchase Program” and “Liquidity Strategy.”

Comment 6:            Please include similar disclosure requested in Comment #5 above to the signature page in the subscription agreement for the Fund.

Response:                In response to the Staff’s comment, the Fund proposes to add the same disclosure from response #5 above to the signature page in the subscription agreement for the Fund.

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Please direct any further questions or comments concerning this response letter to the undersigned at (901) 543-5918 or John A. Good at (901) 543-5901.

Sincerely,